Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF THE

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VIDEO NETWORK COMMUNICATIONS, INC.

(FORMERLY OBJECTIVE COMMUNICATIONS, INC.)

               Video Network Communications, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware, does, by Carl Muscari, its Chairman, President & Chief Executive Officer and attested to by Robert H. Emery, its Chief financial Officer, Vice President, Administration, and Secretary, under its corporate seal, hereby certify that;

1. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 5, 1993.

2. Pursuant to Sections 141 and 242 of the General Corporation Law of the State of Delaware, by unanimous written consent in lieu of a Special Meeting of the board of Directors of the Corporation dated November 29, 2001, the Board of Directors of the Corporation found that the following proposed amendment of the Certificate of Incorporation of the Corporation (as previously restated and amended) was advisable and in the best interests of the Corporation and directed that the following proposed amendment be submitted for consideration and action thereon by the stockholders of the Corporation:

Article Fourth of the Certificate of Incorporation of the Corporation (as previously restated and amended) shall be deleted in its entirety and the following paragraph shall be substituted in lieu thereof:

“The total number of shares which the Corporation shall have authority to issue is ninety-two million five hundred thousand (92,500,000) shares of capital stock, of which ninety million (90,000,000) shares shall be common stock, par value of $0.01 per share (“Common Stock”), and two million five hundred thousand (2,500,000) shall be preferred stock, par value $0.01 per share (“Preferred Stock”).

3. Pursuant to Sections 211 and 242 of the General Corporation Law of the State of Delaware, at a Special Meeting held on February 4, 2002, the holders of a majority of the outstanding shares of capital stock of the Corporation voted in favor of, approved and adopted the foregoing proposed amendment of the Certificate of Incorporation of the Corporation (as previously restated and amended).

4. The foregoing amendment of the Certificate of Incorporation of the Corporation (as previously restated and amended) was duly adopted in accordance with the provisions of Sections 141, 211, 242(b)(1) and 242(b)(2) of the General Corporation Law of the State of Delaware.

               IN WITNESS WHEREOF, the Corporation ahs caused this Certificate of Amendment to be signed and executed in its corporate name by its Chairman, President & Chief Executive Officer and attested to by its Chief Financial Officer, Vice president, Administration, and Secretary, who declare, affirm, acknowledge and certify, under the penalties of perjury, that this is their free act and deed and that the facts stated herein are true and caused its corporate seal to be hereunto affixed, as of the 5th day of February, 2002.

Dated: February 5, 2002

ATTEST:	VIDEO NETWORK COMMUNICATIONS, INC
(formerly Objective Communications, Inc.), a Delaware corporation

/s/ Robert H. Emery	By: /s/ Carl Muscari
Robert H. Emery Chief Financial Officer, Vice President, Administration, and Secretary	Carl Muscari, Chairman, President & Chief Executive Officer